Mail Stop 6010

August 21, 2006

Mr. Stephen L. Rohde
President
Premier Indemnity Holding Company
3001 N. Rocky Point Dr. – Suite 200
Tampa, Florida 33607

Re: Premier Indemnity Holding Company
Amendment No. 4 to Form SB-2 Registration Statement filed August 16, 2006
Amendment No. 5 to Form SB-2 Registration Statement filed August 18, 2006
File No. 333-132482

Dear Mr. Rohde:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   When you file your next pre-effective amendment, please correctly identify it as pre-effective amendment no. 6. Each time you file your document it is considered to be a new amendment.

Prospectus Cover Page

2.   Please revise the "Total" column in the fee table to include the aggregate offering figures. It currently contains the per share figures.

Description of Business – page 23

The Company – page 23

Continuing Challenges of Hurricanes – page 25

3.   We note the information you added to page 25 in response to comment 2 in our last letter, but it does not address all of the issues we raised. We still do not understand how a rating from Demotech will "meet [your] needs," how you will use the rating, why you consider it to be a substitute for a rating from A.M. Best, or why an investor should consider it to be equivalent to such a rating. Please revise the disclosure to explain what makes such a rating equivalent to one from A.M. Best. Also explain how you will use this rating. Demotech, which provides financial analysis and actuarial services to insurance companies, does not appear to be an independent evaluation service such as A.M. Best or Standard & Poors. Also, it is not clear what objectives the ratings are intended to serve. Information on the Demotech website states that acceptance of their ratings of "A or better leveled the playing field for regional insurance companies while simultaneously assisting insurance agents, reinsurers and insurance carriers through the elimination of reinsurance endorsements and cut-through endorsements." Please tell us what this means, what rating you anticipate receiving, how it will affect your business and what information it will convey to either an investor, or a customer of your company.

4.   Please explain how you can obtain a rating from Demotech in less time than you can obtain one from A.M. Best. Information on the Demotech website indicates that five years of statutory annual statements are required for it to prepare a rating.

Balance Sheet as of June 30, 2006 (Unaudited), page F-2

5.   We acknowledge your response to comment 4 of our letter dated August 8, 2006 and reissue our comment. Please revise your balance sheet to correctly reflect the par value of your common stock as $0.0001/share, as indicated on page 45. Please also revise your December 31, 2005 balance sheet accordingly.

Stephen L. Rohde
Premier Indemnity Holding Company
August 21, 2006
Page 3

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       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Amy Bruckner at 202-551-3657 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William M. Aul, Esq.
       7676 Hazard Center Drive – Suite 500
       San Diego, CA 92108